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Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
(in thousands)

	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2005	Fiscal Year Ended September 30, 2006	Three Months Ended December 31, 2006	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Fixed Charges:
estimate of interest from continuing operations*	$5	$3	$39	$26	$103	$458	$394
preference security dividend requirements of consolidated subsidiaries (pre-tax earnings requirement)	—	—	—	—	—	—	—

Total combined fixed charges and preference dividends	$5	$3	$39	$26	$103	$458	$394
Earnings:
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	$(4,495)	$(12,715)	$(25,365)	$(7,440)	$(33,894)	$(71,925)	$(75,118)
Fixed charges*	5	3	39	26	103	458	394

Subtotal	(4,490)	(12,712)	(25,326)	(7,414)	(33,791)	(71,467)	(74,724)
Deduct:	—	—	—	—	—	—	—

Total earnings	$(4,490)	$(12,712)	$(25,326)	$(7,414)	$(33,791)	$(71,467)	$(74,724)
Ratio of earnings to combined fixed charges and preference dividends	(925.1)	(3,965.8)	(653.5)	(282.2)	(328.4)	(156.0)	(189.7)
Deficiency	$(4,495)	$(12,715)	$(25,365)	$(7,440)	$(33,894)	$(71,925)	$(75,118)

*
represents estimated interest associated with certain facility, equipment and vehicle leases (at an assumed rate of 20% of total rent expense for facility and equipment leases).

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  Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands)